David M Lynn +1 202 346 4531 DLynn@goodwinlaw.com	Goodwin Procter LLP 1900 N Street, NW Washington, DC 20036 goodwinlaw.com +1 202 346 4000

October 23, 2024

VIA EDGAR

Jeanne Baker

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C. 20549-7010

Re:	Vontier Corp.

Form 10-K filed February 15, 2024

Form 8-K filed August 1, 2024

File No. 001-39483

Dear Ms. Baker:

On behalf of Vontier Corporation (the “Company”), we acknowledge receipt of the comment letter, dated October 22, 2024, from the staff of the Securities and Exchange Commission (the “Staff”) relating to the above-referenced filings with the Securities and Exchange Commission.

The comment letter requests that the Company respond within ten business days or inform the Staff when the Company will respond. The Company hereby requests an extension to respond by no later than November 20, 2024. This additional time will enable the necessary internal review related to the Company’s response to the comment letter.

Thank you for your consideration of our request for an extension. If you have any questions, please do not hesitate to contact me at DLynn@goodwinlaw.com or (202) 346-4531.

Sincerely,

/s/ David M. Lynn

cc:	Courtney Kamlet, Vontier Corporation